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January 26, 2021 VIA EDGAR Ms. Ada D. Sarmento Office of Life Sciences Division of Corporation Finance U.S. Securities and Exchange Commission	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

100 F Street N.E.

Washington, D.C. 20549

Re:	Connect Biopharma Holdings Limited
Draft Registration Statement on Form F-1
Submitted December 17, 2020
CIK No. 0001835268

Dear Ms. Sarmento:

We are in receipt of the Staff’s letter dated January 13, 2021 with respect to the above-referenced confidential draft Registration Statement (the “Draft Registration Statement”). We are responding to the Staff’s comments on behalf of Connect Biopharma Holdings Limited (“Connect Biopharma” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 1 to its Registration Statement on Form F-1 (the “Amendment”) responding to the Staff’s comments and updating the Draft Registration Statement. For your convenience, we are providing by overnight delivery a courtesy package that includes a copy of the Amendment, which has been marked to show changes from the initial submission, as well as copy of this letter.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Prospectus Summary

Overview, page 1

1.

We note your disclosure here and in the Business section that CBP-201 is potentially more effective and convenient than dupilumab and that you believe that CBP-201 has the potential to bring improved therapeutic benefit to AD patients with greater efficacy, faster onset of action and less frequent dosing than the current standard of care. Findings of efficacy and safety are solely within the authority of the FDA or similar foreign regulators, and qualifying language that statements of safety and efficacy are expressions of the company’s beliefs or expectations do not address this concern. Please revise these and any similar statements. We will not object to reasonable statements explaining why you believe your product candidates may work in a different way or may provide different results than current treatments.

January 26, 2021

Connect Biopharma’s Response: The Company has revised the disclosure on pages 2, 114, 118, 120 and 127 of the Amendment in response to the Staff’s comment.

2.

We note several comparisons to certain product candidates and approved therapies in the Summary and in the Business section, including Figures 12 and 14. Since it does not appear that you have conducted head-to-head trials, please revise your disclosure to clearly state this fact and disclose why you believe these comparisons are appropriate. If you provide disclosure regarding results from other trials, expand your disclosure to provide the other information regarding these trials that would help an investor make a meaningful comparison and understand the supporting trials and any limitations and qualifications associated with such trials (e.g., number of patients and whether any patients dropped out of the trial or were otherwise excluded and the reasons, patient population, dosage, how the baseline was measured in each study, the phase of the trial, serious adverse events, etc.). Please also make it clear whether you are comparing your product candidate to another product candidate or an approved therapy.

Connect Biopharma’s Response: The Company has revised the disclosure on pages 118, 121, 124, 125, 126, 131, 132 and 133 of the Amendment in response to the Staff’s comment.

3.	Please remove the references to the 2019 sales of dupilumab and fingolimod as such disclosure is not appropriate for the Summary.

Connect Biopharma’s Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 2 and 114 of the Amendment to remove the reference to 2019 sales of dupilumab and fingolimod in the Summary and the first page of the Business section. However, the Company advises the Staff that it believes it is appropriate to highlight the 2019 sales of dupilumab and fingolimod as it enables investors to evaluate the potential market for the Company product candidates, and has retained such disclosure on pages 118, 119 and 129 in the section titled “Business—Our Product Candidates.”

4.

Please remove references to “promising” preliminary clinical responses or “favorable” preclinical results and Phase 1 results throughout the prospectus. Please also remove the references to “promising efficacy” and “improved safety profiles” on page 124 since you are discussing product candidates that have yet to receive marketing approval.

Connect Biopharma’s Response: The Company has revised the disclosure on pages 1, 2, 22, 102, 114, 115, 127 and 128 of the Amendment in response to the Staff’s comment.

Our Pipeline, page 2

5.

The pipeline table should graphically demonstrate the current status of your product candidates. A textual discussion is more appropriate for the next steps or plans for your product candidates. As such, please revise your table to eliminate the color coding for “planned” trials and shorten the lines for CBP-201 in asthma and CRSwNP since you have yet to initiate the Phase 2 trial and for CBP-174 since you have yet to initiate the Phase 1 trial. We note that note 1 to the table indicates that a Phase 2 trial for CBP-307 in Crohn’s Disease was terminated early due to COVID-19 related enrollment changes. Please clarify whether you will need to begin a new Phase 2 trial or whether you will be able to restart the paused trial. If you will need to begin a new Phase 2 trial, please shorten the line for this product candidate and indication accordingly. We note your disclosure on page 3 that CBP-233 is still in the discovery phase. Please explain why it is sufficiently material to your business to warrant inclusion in your pipeline table or remove it from the table.

January 26, 2021

Connect Biopharma’s Response: The Company has revised the disclosure on pages 2 and 116 of the Amendment in response to the Staff’s comment.

In response to the Staff’s comment regarding the inclusion of CBP-233 in the pipeline table, the Company believes that the inclusion of this product candidate is appropriate as the Company is currently conducting preclinical studies to support a future investigational new drug application for CBP-233 with the FDA. Further, the Company believes it is material disclosure for an investor as part of the use of proceeds discussion set forth on page 90 of the Amendment, which discloses that the Company expects the net proceeds from the sale of the ADSs from the offering, together with the Company’s cash and cash equivalents, will be sufficient to enable the Company to commence a Phase 1 clinical trial of CBP-233.

Our Strategy, page 3

6.

Please remove the references throughout your prospectus to potential “first-in-class” or “best-in-class” product candidates as this statement implies an expectation of regulatory approval and is inappropriate given the length of time and uncertainty with respect to securing marketing approval.

Connect Biopharma’s Response: The Company has revised the disclosure on pages 3 and 116 of the Amendment to remove references to the Company’s product candidates as potential “first-in-class” or “best-in-class” in response to the Staff’s comment.

Summary of Risk Factors, page 5

7.

Please revise to disclose the risk that the approval of the China Securities Regulatory Commission may be required for this offering and the potential consequences since you do not intend to seek such approval as discussed in the risk factor on page 63.

Connect Biopharma’s Response: The Company has revised the disclosure on page 6 of the Amendment in response to the Staff’s comment.

Risk Factors

Our business benefits from certain financial incentives..., page 69

8.

We note your disclosure here that you have benefited from certain financial incentives in China in the past and your disclosure on page 100 that you have funded your operations primarily through equity financing and the receipt of government subsidies and tax credits in China and Australia. If this financial assistance is reimbursable, please revise to disclose the maximum amount that you would have to reimburse the Chinese and Australian governments should you fail to comply with the conditions of these financial incentives.

Connect Biopharma’s Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that none of the financial incentives, government subsidies and/or tax credits in China and/or Australia are reimbursable to the Chinese or Australian governments.

January 26, 2021

Use of Proceeds, page 89

9.	Please disclose how far you expect the proceeds from the offering to allow you to proceed in the development of each of your programs.

Connect Biopharma’s Response: The Company has revised the disclosure on page 90 of the Amendment in response to the Staff’s comment.

10.	Please revise your second bullet point to clarify if proceeds from your offering will be used to further the development of CBP-233.

Connect Biopharma’s Response: The Company has revised the disclosure on pages 10, 90 and 107 of the Amendment in response to the Staff’s comment.

Critical Accounting Policies and Estimates

d) Ordinary Share Valuation, page 108

11.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Connect Biopharma’s Response: The Company respectfully advises the Staff that the Company will supplementally provide the requested information with respect to the differences between recent valuations of the Company’s common stock leading up to the initial public offering and the estimated offering price range once an offering estimated price range has been determined.

Our Product Candidates, page 116

12.

We note your disclosure in this section regarding the results of your Phase 1a and Phase 1b trials for CBP-201 and your Phase 1 trial for CBP-207. To place the disclosed trial results in context, please clarify whether each result from these trials is statistically significant and whether you utilized a p-value that the FDA typically requests for purposes of assessing efficacy. For your CBP-201 product candidate, please also disclose any results from any Phase 2a trial that you conducted or revise to make clear why you are proceeding to Phase 2b from your Phase 1 trials.

Connect Biopharma’s Response: The Company has revised the disclosure on pages 120, 121, 123, 124, 125, 126, 131, 132 and 134 of the Amendment in response to the Staff’s comment.

Intellectual Property, page 133

13.	Please revise to disclose the material foreign jurisdictions where you own patents or have pending patent applications.

Connect Biopharma’s Response: The Company has revised the disclosure on pages 138 and 139 of the Amendment in response to the Staff’s comment.

January 26, 2021

Licensing Agreement, page 135

14.

We note your disclosure on page 14 that as your product candidates progress through development and toward commercialization, you will need to make milestone payments to the licensors and other third parties from whom you have in-licensed or acquired your product candidates, including Arena. Please revise to disclose the aggregate amount of milestone payments that may be payable.

Connect Biopharma’s Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 15 of the Amendment to clarify that, as the Company’s product candidates progress towards development and any future commercialization, it will need to make royalty payments (rather than milestone payments as the Draft Registration Statement had previously indicated) to the licensors and other third parties with which it has in-licensed or acquired its product candidates, including Arena. The Company respectfully advises the Staff that a detailed description of the Company’s license agreement with Arena is cross-referenced and set forth in the section titled “Business—Licensing Agreements” beginning on page 140 of the Amendment. The Company further advises the Staff that it is seeking confidential treatment of the specific royalty rates for such product candidate.

Corporate Governance Practices, page 166

15.

We note your disclosure in this section that a quorum required for and throughout a meeting of shareholders consists of one or more shareholders holding shares which carry in aggregate not less than one-half of all votes attaching to all of your shares in issue and entitled to vote. We also note your disclosure on page 177 that a quorum required for any general meeting of shareholders consists of one or more shareholders present in person or by proxy, holding shares which carry in aggregate not less than one-third of all votes attaching to all of our shares in issue and entitled to vote. Please revise to reconcile your disclosure. If your quorum requirement will be for a minority quorum and voting may be conducted by a show of hands, please add a separate risk factor as appropriate.

Connect Biopharma’s Response: The Company has revised the disclosure on page 174 of the Amendment in response to the Staff’s comment. In addition, the Company respectfully advises the Staff that it has added a separate risk factor on page 76 of the Amendment in response to the Staff’s comment.

General

16.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Connect Biopharma’s Response: In response to the Staff’s comment, the Company has provided to the Staff on a supplemental basis under separate cover copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, has presented or will present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). In the event the Company determines to present additional communications to potential investors in reliance on Section 5(d) of the Securities Act, it will provide the Staff with copies of such additional written materials on a supplemental basis.

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January 26, 2021

Any comments or questions regarding the foregoing should be directed to the undersigned at 858-523-3959. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Michael E. Sullivan

Michael E. Sullivan of LATHAM & WATKINS LLP

cc:	Eric Atallah, Securities and Exchange Commission

Vanessa Robertson, Securities and Exchange Commission

Tim Buchmiller, Securities and Exchange Commission

Zheng Wei, Ph.D., Connect Biopharma Holdings Limited

Wubin Pan, Ph.D., Connect Biopharma Holdings Limited

Patrick A. Pohlen, Latham & Watkins LLP

Jeffrey T. Woodley, Latham & Watkins LLP